Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for the Fourth Fiscal Quarter

and Fiscal Year 2023

FOSHAN, China, Nov. 27, 2023 /PRNewswire/—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for the fourth fiscal quarter and fiscal year ended August 31, 2023.

FINANCIAL PERFORMANCE HIGHLIGHTS

Fourth Fiscal Quarter Ended August 31, 2023 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in millions Except EPS and %	Fourth Fiscal Quarter Ended August 31, 2023	Fourth Fiscal Quarter Ended August 31, 2022	YoY % Change
Revenue	559.8	402.9	38.9%
Gross Profit	109.1	82.3	32.5%
Gross Margin	19.5%	20.4%	(0.9)%
Operating Loss	(286.2)	(602.9)	52.5%
Operating Margin	(51.1)%	(149.6)%	98.5%
Net Loss for the quarter	(340.3)	(643.5)	47.1%

Adjusted Gross Profit (1)	112.8	86.3	30.7%
Adjusted Operating Loss (2)	(57.2)	(50.3)	(13.6)%
Adjusted Net Loss (3) for the quarter	(111.9)	(91.8)	(21.9)%
Adjusted EBITDA (4) for the quarter	(43.7)	(49.7)	12.0%

Basic and Diluted Loss per Share	(2.90)	(5.49)	47.2%
Adjusted Basic and Diluted Loss per Share (5) for the quarter	(0.98)	(0.84)	(16.7)%
Basic and Diluted Loss per ADS	(11.60)	(21.96)	47.2%
Adjusted Basic and Diluted Loss per ADS (6) for the quarter	(3.92)	(3.36)	(16.7)%

Fiscal Year 2023 Ended August 31, 2023 Financial Highlights

(in comparison to the last fiscal year):

RMB in millions Except EPS and %	Fiscal Year 2023 Ended August 31, 2023	Fiscal Year 2022 Ended August 31, 2022	YoY % Change
Revenue	2,123.8	1,714.0	23.9%
Gross Profit	597.3	476.7	25.3%
Gross Margin	28.1%	27.8%	0.3%
Operating Loss	(186.6)	(606.5)	69.2%
Operating Margin	(8.8)%	(35.4)%	26.6%
Net Loss for the year	(386.8)	(703.5)	45.0%

Adjusted Gross Profit (1)	612.2	494.5	23.8%
Adjusted Operating Income/(Loss) (2)	53.7	(40.9)	231.4%
Adjusted Net Loss (3) for the year	(149.4)	(141.7)	(5.5)%
Adjusted EBITDA (4) for the year	115.8	147.0	(21.2)%

Basic and Diluted Loss per Share	(3.33)	(5.98)	44.3%
Adjusted Basic and Diluted Loss per Share (5) for the year	(1.33)	(1.24)	(7.3)%
Basic and Diluted Loss per ADS	(13.32)	(23.92)	44.3%
Adjusted Basic and Diluted Loss per ADS (6) for the year	(5.32)	(4.96)	(7.3)%

1.	Adjusted gross profit/(loss) is defined as gross profit/(loss) excluding amortization of intangible assets.
2.	Adjusted operating income/(loss) is defined as operating income/(loss) excluding share-based compensation expense, amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on the long-term investment, and impairment loss on property and equipment.
3.	Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on the long-term investment and impairment loss on property and equipment.

4.	Adjusted EBITDA is defined as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit; depreciation and amortization, share-based compensation expense, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on the long-term investment, and impairment loss on property and equipment.
5.	Adjusted basic and diluted earnings/(loss) per share is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) attributable to ordinary shareholders excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on the long-term investment, and impairment loss on property and equipment) divided by the weighted average number of basic and diluted ordinary shares.
6.	Adjusted basic and diluted earnings/(loss) per American depositary share (“ADS”) is defined as adjusted net income/(loss) attributable to ADS shareholders (net income/(loss) attributable to ADS shareholders excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on the long-term investment, and impairment loss on property and equipment)) divided by the weighted average number of basic and diluted ADSs. The number of shares used in calculating basic and diluted earnings/(loss) per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one Class A ordinary share to one ADS representing four Class A ordinary shares, which became effective on August 19, 2022.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Overseas Schools (CATS Global Schools)

CATS Global Schools included 3 Stafford House locations in UK, 4 CATS Colleges in US and UK, Cambridge School of Visual & Performing Arts and 3 independent boarding schools in UK as of August 31, 2023.

•	For the fourth fiscal quarter, revenue amounted to RMB184.8 million, representing a 51.9% increase compared to RMB121.6 million in the same fiscal quarter last year, and accounted for 33.0% of the total revenue.

•	For the fiscal year, revenue amounted to RMB809.5 million, representing a 24.0% increase compared to RMB652.8 million for the last fiscal year, and accounted for 38.1% of the total revenue.

Complementary Education Services

The complementary education services business comprised language training, overseas study counselling, career counselling, study tour and camps as well as international contest training and others.

•	For the fourth fiscal quarter, revenue amounted to RMB273.2 million, representing a 52.0% increase compared to RMB179.7 million in the same fiscal quarter last year, and accounted for 48.8% of the total revenue.

•	For the fiscal year, revenue amounted to RMB846.0 million, representing a 32.9% increase compared to RMB636.6 million for the last fiscal year, and accounted for 39.8% of the total revenue.

Domestic Kindergartens & K-12 Operation Services

The domestic kindergartens & K-12 operation services business comprises of for-profit kindergartens and operation services for students of the domestic K-12 schools including catering and procurement services.

•	For the fourth fiscal quarter, revenue amounted to RMB101.8 million, representing a 0.2% increase compared to RMB101.6 million in the same fiscal quarter last year, and accounted for 18.2% of the total revenue.

•	For the fiscal year, revenue amounted to RMB468.3 million, representing a 10.3% increase compared to RMB424.6 million for the last fiscal year, and accounted for 22.1% of the total revenue.

MANAGEMENT COMMENTARY

“We concluded the fiscal year 2023 on a strong note, with total revenue greatly exceeding the top end of our guidance and bottom-line results surpassing internal expectations,” said Mr. Tim Hongru Zhou, Chair and Chief Executive Office of Bright Scholar. “This marked a pivotal year for our company as we undertook steps to turnaround our core businesses and reposition ourselves for long-term success. These steps included strengthening our management team, refreshing our Board of Directors, establishing a cost-competitive base, and enhancing our financial sustainability. These actions have enabled us to refocus our vision on high-return businesses and consistently execute our financial and strategic objectives. To pursue greater efficiency and realign our portfolio of businesses and strategic priorities, we implemented a multi-year strategic plan for financial and operational improvement.”

“These efforts yielded tremendous results in fiscal year 2023 and laid foundation for strengthening our balance sheet and financial profile in the coming quarters and fiscal years,” Mr. Zhou continued. “During the fiscal fourth quarter of 2023, our revenue grew by an impressive 38.9%, with a 32.5% increase in gross profit. Furthermore, our operating and net losses decreased significantly by 52.5% and 47.1% respectively. Looking at the full fiscal year, we achieved a year-over-year revenue growth of 23.9%, surpassing our top-end guidance. Additionally, our gross profit grew by 25.3%, and our operating and net losses improved substantially by 69.2% and 45.0% respectively.”

“The Overseas School segment played a significant role in our strong business performance, demonstrating continued recovery and growth traction. In the fourth fiscal quarter, revenue increased by 51.9%, and for the full fiscal year, it grew by 24.0%. This segment continues to be a major contributor to our improved bottom line as our operating leverage significantly increased. The Complementary Education Services segment also experienced strong revenue growth in the fiscal quarter of 52.0% and for the fiscal year of 32.9%. This growth was driven by performances across our core businesses. However, our Domestic Kindergartens & K-12 Operation Services segment faced challenges, with flat revenue in the fiscal quarter and only 10.3% growth for the fiscal year. We anticipate this segment will continue to encounter headwinds, resulting in a downward revenue trend heading into fiscal year 2024.”

“Our relentless focus on executing our turnaround strategy in fiscal year 2023 enabled us to conclude the fiscal year strongly and positioned ourselves for a transformational fiscal year 2024. As we move forward, we will advance our transformation by intensifying the restructuring of our business portfolio, to be driven by three strategic imperatives. Firstly, we will prioritize our most promising businesses and capitalize on large market opportunities, particularly within the Overseas Schools segment. Secondly, we will further enhance the performance of our portfolio by divesting non-core education businesses in the Complementary Education Service and Domestic Kindergartens & K-12 Operation Services segments. And thirdly, we will continuously streamline our global operations and right-size our cost structure to align with these portfolio actions.”

“These strategic priorities of focusing on high-growth and high-return businesses and strengthening our balance sheet are crucial in improving the efficiency and returns of our portfolio of businesses. They will position us favorably to pursue scalable expansion with higher financial predictability in fiscal years 2025 and 2026. Our goal remains maximizing value creation for our shareholders and delivering impact for all stakeholders. The actions we are taking will materially improve our margins and balance sheets in fiscal years 2024, paving the way for sustained, profitable growth in the years to come.” Mr. Zhou concluded.

GUIDANCE and Quarterly reporting FOR FISCAL Year 2024

Given the uncertainties around the scope, timing and impact of portfolio actions, the management is currently not in a position to provide a meaningful estimate of the Company’s future financial performance. For that reason, the Company has decided not to provide a revenue guidance for fiscal year 2024.

The Company is committed to keeping our shareholders and stakeholders well-informed of any developments. Therefore, we will resume quarterly earnings reporting in fiscal year 2024, ensuring transparency and providing regular updates.

UNAUDITED FINANCIAL RESULTS for THE fourth FISCAL quarter ENDED august 31, 2023

Revenue

Revenue for the fourth fiscal quarter was RMB559.8 million, representing a 38.9% increase from RMB402.9 million for the same quarter of the last fiscal year.

Overseas Schools: Revenue contribution for the fourth fiscal quarter was RMB184.8 million, representing a 51.9% increase from RMB121.6 million for the same quarter of the last fiscal year. The increase was mainly attributable to the continuous recovery of overseas schools’ operation from the pandemic.

Complementary Education Services: Revenue contribution for the fourth fiscal quarter was RMB273.2 million, representing a 52.0% increase from RMB179.7 million for the same quarter of the last fiscal year. The increase was mainly attributable to the continuous recovery of study tour and camps, international contest training and other complementary business.

Domestic Kindergartens & K-12 Operation Services: Revenue contribution for the fourth fiscal quarter was RMB101.8 million, representing a 0.2% increase from RMB101.6 million for the same quarter of the last fiscal year. The increase was primarily driven by the short term rebound of various service revenues.

Cost of Revenue

Cost of revenue for the fourth fiscal quarter was RMB450.7 million, as compared to RMB320.6 million for the same quarter of the last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross profit for the fourth fiscal quarter was RMB109.1 million, representing a 32.5% increase from RMB82.3 million for the same quarter of the last fiscal year. Gross margin for the fourth quarter was 19.5%, as compared to 20.4% for the same quarter of the last fiscal year.

Adjusted gross profit for the fourth fiscal quarter was RMB112.8 million, representing a 30.7% increase from RMB86.3 million for the same quarter of the last fiscal year.

Selling, General and Administrative (SG&A) Expenses

Total SG&A expenses for the fourth fiscal quarter were RMB176.8 million, as compared to RMB137.8 million for the same quarter of the last fiscal year.

Operating Loss, Operating Margin and Adjusted Operating Loss

Operating loss for the fourth fiscal quarter was RMB286.2 million, representing a 52.5% decrease in loss from operating loss of RMB602.9 million for the same quarter of the last fiscal year. Operating loss margin was 51.1% for the fourth fiscal quarter, as compared to operating loss margin of 149.6% for the same quarter of the last fiscal year.

Adjusted operating loss for the fourth fiscal quarter was RMB57.2 million, as compared to adjusted operating loss of RMB50.3 million for the same quarter of the last fiscal year.

Net Loss and Adjusted Net Loss

Net loss for the fourth fiscal quarter was RMB340.3 million, representing a 47.1% decrease in loss from net loss of RMB643.5 million for the same quarter of the last fiscal year. This was attributed partly to the recovery of our overall businesses, but mainly to the notable improvement and commendable progress achieved in both top-line and bottom-line performance of Overseas Schools segment.

Adjusted net loss for the fourth fiscal quarter was RMB111.9 million, as compared to adjusted net loss of RMB91.8 million for the same quarter of the last fiscal year.

Net Loss per ordinary share/ADS and Adjusted Net Loss per ordinary share/ADS

Basic and diluted net loss per ordinary share attributable to ordinary shareholders for the fourth fiscal quarter were RMB2.90 and RMB2.90, respectively, as compared to loss of RMB5.49 and RMB5.49, respectively, for the same quarter of the last fiscal year.

Adjusted basic and diluted net loss per ordinary share attributable to ordinary shareholders for the fourth fiscal quarter were RMB0.98 and RMB0.98, respectively, as compared to loss of RMB0.84 and RMB0.84, respectively, for the same quarter of the last fiscal year.

Basic and diluted net loss per ADS attributable to ADS holders for the fourth fiscal quarter were RMB11.60 and RMB11.60, respectively, as compared to loss of RMB21.96 and RMB21.96, respectively, for the same quarter of the last fiscal year.

Adjusted basic and diluted net loss per ADS attributable to ADS holders for the fourth fiscal quarter were RMB3.92 and RMB3.92, respectively, as compared to loss of RMB3.36 and RMB3.36, respectively, for the same quarter of the last fiscal year.

Adjusted EBITDA Loss

Adjusted EBITDA loss for the fourth fiscal quarter was RMB43.7 million, representing a 12.0% decrease in loss from adjusted EBITDA loss of RMB49.7 million for the same quarter of the last fiscal year. This is due to the strong recovery of our complementary education services’ operation.

UNAUDITED FINANCIAL RESULTS for The fiscal year ENDED august 31, 2023

Revenue

Revenue for the fiscal year was RMB2,123.8 million, representing a 23.9% increase from RMB1,714.0 million for the last fiscal year.

Overseas Schools: Revenue contribution for the fiscal year was RMB809.5 million, representing a 24.0% increase from RMB652.8 million for the last fiscal year. The increase was mainly attributable to the continuous recovery of overseas schools’ operation from the pandemic.

Complementary Education Services: Revenue contribution for the fiscal year was RMB846.0 million, representing a 32.9% increase from RMB636.6 million for the last fiscal year. The increase was mainly attributable to the continuous recovery of study tour and camps, international contest training and other complementary business.

Domestic Kindergartens & K-12 Operation Services: Revenue contribution for the fiscal year was RMB468.3 million, representing a 10.3% increase from RMB424.6 million for the last fiscal year. The increase was primarily driven by the short term rebound of various service revenues.

Cost of Revenue

Cost of revenue for the fiscal year was RMB1,526.4 million, as compared to RMB1,237.3 million for the last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross profit for the fiscal year was RMB597.3 million, representing a 25.3% increase from RMB476.7 million for the last fiscal year. Gross margin increased to 28.1% from 27.8% for the last fiscal year.

Adjusted gross profit for the fiscal year was RMB612.2 million, representing a 23.8% increase from RMB494.5 million for the last fiscal year.

Selling, General and Administrative (SG&A) Expenses

Total SG&A expenses for the fiscal year were RMB614.6 million, as compared to RMB539.9 million for the last fiscal year.

Operating Loss, Operating Margin and Adjusted Operating Income/Loss

Operating loss for the fiscal year was RMB186.6 million, representing a 69.2% decrease in loss from operating loss of RMB606.5 million for the last fiscal year. Operating loss margin was 8.8% for the fiscal year, as compared to operating loss margin of 35.4% for the last fiscal year.

Adjusted operating income for the fiscal year was RMB53.7 million, as compared to adjusted operating loss of RMB40.9 million for the last fiscal year.

Net Loss and Adjusted Net Loss

Net loss for the fiscal year was RMB386.8 million, representing a 45.0% decrease in loss from net loss of RMB703.5 million for the last fiscal year. This was attributed partly to the recovery of our overall businesses, but mainly to the notable improvement and commendable progress achieved in both top-line and bottom-line performance of Overseas Schools segment.

Adjusted net loss for the fiscal year was RMB149.4 million, as compared to adjusted net loss of RMB141.7 million for the last fiscal year.

Net Loss per ordinary share/ADS and Adjusted Net Loss per ordinary share/ADS

Basic and diluted net loss per ordinary share attributable to ordinary shareholders for the fiscal year were RMB3.33 and RMB3.33, respectively, as compared to loss of RMB5.98 and RMB5.98, respectively, for the last fiscal year.

Adjusted basic and diluted net loss per ordinary share attributable to ordinary shareholders for the fiscal year were RMB1.33 and RMB1.33, respectively, as compared to loss of RMB1.24 and RMB1.24, respectively, for the last fiscal year.

Basic and diluted net loss per ADS attributable to ADS holders for the fiscal year were RMB13.32 and RMB13.32, respectively, as compared to loss of RMB23.92 and RMB23.92, respectively, for the last fiscal year.

Adjusted basic and diluted net loss per ADS attributable to ADS holders for the fiscal year were RMB5.32 and RMB5.32, respectively, as compared to loss of RMB4.96 and RMB4.96, respectively, for the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the fiscal year was RMB115.8 million, as compared to RMB147.0 million for the last fiscal year.

Cash and Working Capital

As of August 31, 2023, the Company’s cash and cash equivalents and restricted cash were RMB567.2 million (US$78.2 million), as compared to RMB765.4 million as of May 31, 2023.

CONVENIENCE TRANSLATION

The Company’s reporting currency is Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter and fiscal year ended August 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2582, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on August 31, 2023 or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) as gross profit/(loss) excluding amortization of intangible assets. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit, depreciation and amortization, share-based compensation expense, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on the long-term investment, and impairment loss on property and equipment. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on the long-term investment, and impairment loss on property and equipment. We define adjusted operating income/(loss) as operating income/(loss) excluding share-based compensation expense, amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on the long-term investment, and impairment loss on property and equipment. Additionally, we define adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders/ADS holders (net income/(loss) to ordinary shareholders/ADS holders excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on the long-term investment, and impairment loss on property and equipment) divided by the weighted average number of basic and diluted ordinary shares or ADSs.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business as the related intangibles do not have significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to define adjusted gross profit, adjusted operating income/(loss), adjusted net income/(loss), and adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; share-based compensation expense; amortization of intangible assets, and tax effect of amortization of intangible assets. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; and tax effect of amortization of intangible assets, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-2991-6814

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	August 31,
	2022	2023
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	664,769	537,325	74,030
Restricted cash, net	191,365	28,261	3,894
Accounts receivable, net	18,084	19,209	2,647
Amounts due from related parties, net	196,626	188,445	25,963
Other receivables, deposits and other assets, net	112,762	148,679	20,483
Inventories	6,869	5,480	755
Held for sale assets	11,258	-	-

Total current assets	1,201,733	927,399	127,772

Restricted cash - non-current	1,650	1,650	227
Property and equipment, net	393,277	414,225	57,070
Intangible assets, net	322,896	343,077	47,268
Goodwill, net	1,433,916	1,328,872	183,086
Long-term investments	40,486	36,070	4,970
Prepayments for construction contracts	4,894	1,711	236
Deferred tax assets, net	85,103	1,810	249
Other non-current assets, net	15,343	15,249	2,101
Operating lease right-of-use assets	1,453,833	1,549,447	213,475

Total non-current assets	3,751,398	3,692,111	508,682

TOTAL ASSETS	4,953,131	4,619,510	636,454

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	August 31,
	2022	2023
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	100,229	105,193	14,493
Amounts due to related parties	343,032	311,451	42,910
Accrued expenses and other current liabilities	262,490	279,690	38,535
Short-term loans	149,239	-	-
Income tax payable	85,856	99,367	13,690
Contract liabilities	516,731	541,683	74,630
Refund liabilities	20,517	17,572	2,421
Operating lease liabilities	104,515	125,447	17,283

Total current liabilities	1,582,609	1,480,403	203,962

Contract liabilities – non-current	2,203	2,116	292
Deferred tax liabilities	21,707	42,093	5,799
Other non-current liabilities due to related parties	11,197	-	-
Long-term loan	633	-	-
Operating lease liabilities – non-current	1,439,239	1,523,242	209,865
Total non-current liabilities	1,474,979	1,567,451	215,956

TOTAL LIABILITIES	3,057,588	3,047,854	419,918

EQUITY
Share capital	8	8	1
Additional paid-in capital	1,693,358	1,697,370	233,856
Statutory reserves	14,872	20,155	2,777
Accumulated other comprehensive income	34,401	172,230	23,729
Accumulated deficit	(72,737)	(473,154)	(65,189)

Shareholders’ equity	1,669,902	1,416,609	195,174
Non-controlling interests	225,641	155,047	21,362

TOTAL EQUITY	1,895,543	1,571,656	216,536

TOTAL LIABILITIES AND EQUITY	4,953,131	4,619,510	636,454

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended August 31,			Twelve Months Ended August 31,
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD

Revenue	402,911	559,775	77,123	1,713,965	2,123,751	292,600
Cost of revenue	(320,564)	(450,651)	(62,089)	(1,237,306)	(1,526,419)	(210,303)

Gross profit	82,347	109,124	15,034	476,659	597,332	82,297
Selling, general and administrative expenses	(137,825)	(176,841)	(24,364)	(539,893)	(614,571)	(84,673)
Impairment loss on goodwill	(419,805)	(207,830)	(28,633)	(419,805)	(207,830)	(28,633)
Impairment loss on operating lease right-of use assets	(8,861)	-	-	(8,861)	-	-
Impairment loss on property and equipment	(6,586)	(12,891)	(1,776)	(6,586)	(12,891)	(1,776)
Impairment loss on intangible assets	(113,385)	(2,052)	(283)	(113,385)	(2,052)	(283)
Impairment loss on the long-term investment	-	(2,613)	(360)	-	(2,613)	(360)
Other operating income	1,252	6,923	954	5,339	56,043	7,722

Operating loss	(602,863)	(286,180)	(39,428)	(606,532)	(186,582)	(25,706)
Interest expense, net	(17,093)	1,220	168	(127,840)	(7,367)	(1,015)
Investment income	28,200	909	125	135,309	60	8
Other expenses	(579)	(3,902)	(537)	(5,808)	(6,677)	(920)

Loss before income taxes and share of equity in (loss)/profit of unconsolidated affiliates	(592,335)	(287,953)	(39,672)	(604,871)	(200,566)	(27,633)
Income tax expense	(11,667)	(52,425)	(7,223)	(58,919)	(185,918)	(25,615)
Share of equity in (loss)/profit of unconsolidated affiliates	(39,515)	61	8	(39,747)	(339)	(47)

Net loss	(643,517)	(340,317)	(46,887)	(703,537)	(386,823)	(53,295)

Net loss attributable to non-controlling interests	7,556	4,291	591	5,803	8,311	1,145

Net loss attributable to ordinary shareholders	(651,073)	(344,608)	(47,478)	(709,340)	(395,134)	(54,440)

Net loss per share attributable to ordinary shareholders
—Basic	(5.49)	(2.90)	(0.40)	(5.98)	(3.33)	(0.46)
—Diluted	(5.49)	(2.90)	(0.40)	(5.98)	(3.33)	(0.46)

Weighted average shares used in calculating net loss per ordinary share:
—Basic	118,669,795	118,669,795	118,669,795	118,697,495	118,669,795	118,669,795
—Diluted	118,669,795	118,669,795	118,669,795	118,697,495	118,669,795	118,669,795
Net loss per ADS
—Basic	(21.96)	(11.60)	(1.60)	(23.92)	(13.32)	(1.84)
—Diluted	(21.96)	(11.60)	(1.60)	(23.92)	(13.32)	(1.84)

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended August 31,			Twelve Months Ended August 31,
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD

Net cash generated from operating activities	167,161	6,923	954	47,173	22,261	3,067

Net cash generated from/(used in) investing activities	310,193	(20,003)	(2,756)	(836,769)	(52,949)	(7,295)

Net cash (used in)/generated from financing activities	(1,001,420)	(208,397)	(28,712)	101,383	(298,794)	(41,166)

Effect of exchange rate changes on cash and cash equivalents, and restricted cash	10,260	23,319	3,213	30,834	38,934	5,364

Net change in cash and cash equivalents, and restricted cash	(513,806)	(198,158)	(27,301)	(657,379)	(290,548)	(40,030)

Cash and cash equivalents, and restricted cash at beginning of the period	1,371,590	765,394	105,452	1,515,163	857,784	118,181

Cash and cash equivalents, and restricted cash at end of the period	857,784	567,236	78,151	857,784	567,236	78,151

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended August 31,			Twelve Months Ended August 31,
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD

Gross profit	82,347	109,124	15,034	476,659	597,332	82,297
Add: Amortization of intangible assets	3,931	3,642	502	17,814	14,916	2,055
Adjusted gross profit	86,278	112,766	15,536	494,473	612,248	84,352

Operating loss	(602,863)	(286,180)	(39,428)	(606,532)	(186,582)	(25,706)
Add: Share-based compensation expense	-	-	-	(816)	-	-
Add: Amortization of intangible assets	3,931	3,642	502	17,814	14,916	2,055
Add: Impairment loss on operating lease right-of-use assets	8,861	-	-	8,861	-	-
Add: Impairment loss on goodwill	419,805	207,830	28,633	419,805	207,830	28,633
Add: Impairment loss on intangible assets	113,385	2,052	283	113,385	2,052	283
Add: Impairment loss on property and equipment	6,586	12,891	1,776	6,586	12,891	1,776
Add: Impairment loss on the long-term investment	-	2,613	360	-	2,613	360
Adjusted operating (loss)/income	(50,295)	(57,152)	(7,874)	(40,897)	53,720	7,401

Net loss	(643,517)	(340,317)	(46,887)	(703,537)	(386,823)	(53,295)
Add: Share-based compensation expense	-	-	-	(816)	-	-
Add: Amortization of intangible assets	3,931	3,642	502	17,814	14,916	2,055
Add: Tax effect of amortization of intangible assets	(811)	(581)	(80)	(3,764)	(2,883)	(397)
Add: Impairment loss on operating lease right-of-use assets	8,861	-	-	8,861	-	-
Add: Impairment loss on goodwill	419,805	207,830	28,633	419,805	207,830	28,633
Add: Impairment loss on intangible assets	113,385	2,052	283	113,385	2,052	283
Add: Impairment loss on property and equipment	6,586	12,891	1,776	6,586	12,891	1,776
Add: Impairment loss on the long-term investment	-	2,613	360	-	2,613	360
Adjusted net loss	(91,760)	(111,870)	(15,413)	(141,666)	(149,404)	(20,585)

Net loss attributable to ordinary shareholders	(651,073)	(344,608)	(47,478)	(709,340)	(395,134)	(54,440)
Add: Share-based compensation expense	-	-	-	(816)	-	-
Add: Amortization of intangible assets	3,931	3,642	502	17,814	14,916	2,055
Add: Tax effect of amortization of intangible assets	(811)	(581)	(80)	(3,764)	(2,883)	(397)
Add: Impairment loss on operating lease right-of-use assets	8,861	-	-	8,861	-	-
Add: Impairment loss on goodwill	419,805	207,830	28,633	419,805	207,830	28,633
Add: Impairment loss on intangible assets	113,385	2,052	283	113,385	2,052	283
Add: Impairment loss on property and equipment	6,586	12,891	1,776	6,586	12,891	1,776
Add: Impairment loss on the long-term investment	-	2,613	360	-	2,613	360
Adjusted net loss attributable to ordinary shareholders	(99,316)	(116,161)	(16,004)	(147,469)	(157,715)	(21,730)

Net loss	(643,517)	(340,317)	(46,887)	(703,537)	(386,823)	(53,295)
Add: Interest expense, net	17,093	(1,220)	(168)	127,840	7,367	1,015
Add: Income tax expense	11,667	52,425	7,223	58,919	185,918	25,615
Add: Depreciation and amortization	16,442	19,990	2,754	115,934	83,919	11,562
Add: Share-based compensation expense	-	-	-	(816)	-	-
Add: Impairment loss on operating lease right-of-use assets	8,861	-	-	8,861	-	-
Add: Impairment loss on goodwill	419,805	207,830	28,633	419,805	207,830	28,633
Add: Impairment loss on intangible assets	113,385	2,052	283	113,385	2,052	283
Add: Impairment loss on property and equipment	6,586	12,891	1,776	6,586	12,891	1,776
Add: Impairment loss on the long-term investment	-	2,613	360	-	2,613	360
Adjusted EBITDA	(49,678)	(43,736)	(6,026)	146,977	115,767	15,949

Weighted average shares used in calculating adjusted net loss per ordinary share:
—Basic and Diluted	118,669,795	118,669,795	118,669,795	118,697,495	118,669,795	118,669,795

Adjusted net loss per share attributable to ordinary shareholders
—Basic	(0.84)	(0.98)	(0.13)	(1.24)	(1.33)	(0.18)
—Diluted	(0.84)	(0.98)	(0.13)	(1.24)	(1.33)	(0.18)
Adjusted net loss per ADS
—Basic	(3.36)	(3.92)	(0.52)	(4.96)	(5.32)	(0.72)
—Diluted	(3.36)	(3.92)	(0.52)	(4.96)	(5.32)	(0.72)